Exhibit 99.3

GLOBAL PRESS RELEASE

Stock Market Symbols

GIB.A (TSX)

GIB (NYSE)

cgi.com/newsroom

CGI reports second quarter Fiscal 2024 results

Continuing to deliver shareholder value with strong net earnings and cash generation

Q2-F2024 performance highlights

•	Revenue of $3.74 billion, up 0.7% year-over-year and stable year-over-year in constant currency[1];

•	Earnings before income taxes of $577.4 million, up 2.3% year-over-year, for a margin[1] of 15.4%;

•	Adjusted EBIT[1] of $628.5 million, up 4.6% year-over-year, for a margin[1] of 16.8%;

•	Net earnings of $426.9 million, up 1.8% year-over-year, for a margin[1] of 11.4%;

•	Net earnings excluding specific items[1,2] of $459.4 million, up 5.6% year-over-year, for a margin[1] of 12.3%;

•	Diluted EPS of $1.83, up 4.0% year-over-year;

•	Diluted EPS excluding specific items[1,2] of $1.97, up 8.2% year-over-year;

•	Cash from operating activities of $502.0 million, representing 13.4% of revenue[1];

•	Bookings[1] of $3.75 billion, for a book-to-bill ratio[1] of 100.4% or 112.8% on a trailing twelve month basis; and

•	Backlog[1] of $26.82 billion or 1.9x annual revenue.

Note: All figures in Canadian dollars. Q2-F2024 MD&A, interim condensed consolidated financial statements and accompanying notes can be found at cgi.com/investors and have been filed with the Canadian Securities Administrators on SEDAR+ at www.sedarplus.ca and the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.

Montréal, Québec, May 1, 2024 - CGI (TSX : GIB.A) (NYSE : GIB)

Q2-F2024 results

“In the quarter, our team continued to deliver shareholder value with strong net earnings and cash generation, even as some client industries continued to face uncertain economic conditions,” said George D. Schindler, President and Chief Executive Officer. “Through CGI’s portfolio of end-to-end service offerings, which are designed to deliver tangible and trusted business outcomes, we continue to partner with clients to bring value now and to position CGI for future profitable growth opportunities.”

For the second quarter of Fiscal 2024, the Company reported revenue of $3.74 billion, representing a year-over-year increase of 0.7%. When excluding foreign currency variations, revenue was stable year-over-year.

1 Constant currency revenue growth, adjusted EBIT, adjusted EBIT margin, net earnings excluding specific items, net earnings margin excluding specific items and diluted EPS excluding specific items are non-GAAP financial measures or ratios. Earnings before income taxes margin, net earnings margin, cash from operating activities as a percentage of revenue, bookings, book-to-bill ratio, and backlog are key performance measures. See “Non-GAAP and other key performance measures” section of this press release for more information, including quantitative reconciliations to the closest International Financial Reporting Standards (IFRS) measure, as applicable. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies.

2 Specific items in Q2-F2024 include: $0.1 million in acquisition-related and integration costs and $32.4 million from the cost optimization program, both net of tax; Specific items in Q2-F2023 include: $15.5 million in acquisition-related and integration costs, net of tax.

Earnings before income taxes were $577.4 million, up 2.3% year-over-year, for a margin of 15.4%, up 20 basis points compared to the same period last year. Adjusted EBIT was $628.5 million, up 4.6% year-over-year, for a margin of 16.8%, up 60 basis points compared to the same period last year.

Net earnings were $426.9 million, up 1.8% compared with the same period last year, for a margin of 11.4%. Diluted earnings per share, as a result, were $1.83 compared to $1.76 last year, representing an increase of 4.0%.

Net earnings excluding specific items1 were $459.4 million, for a margin of 12.3% representing an increase of 5.6% year-over-year. On the same basis, diluted earnings per share increased by 8.2% to $1.97, up from $1.82 for the same period last year.

Cash provided by operating activities was $502.0 million, representing 13.4% of revenue. On a trailing twelve months basis, cash provided by operating activities was $2.1 billion, representing 14.6% of revenue.

Bookings were $3.75 billion, representing a book-to-bill ratio of 100.4% or 112.8% on a trailing twelve month basis. As of March 31, 2024, the Company’s backlog reached $26.82 billion or 1.9x annual revenue.

As of March 31, 2024, the number of CGI consultants and professionals worldwide stood at approximately 90,000.

During the second quarter of Fiscal 2024, the Company invested $102.6 million back into its business, and $260.0 million under its current Normal Course Issuer Bid to purchase for cancellation 1,741,730 of its Class A subordinate voting shares.

Return on invested capital was 15.9%, an increase of 30 basis points on a year-over-year basis.

As at March 31, 2024, long-term debt and lease liabilities, including both their current and long-term portions, were $3.03 billion, down from $3.85 billion at the same time last year, primarily due to the $670.4 million scheduled repayment of a term loan. As of the same date, net debt stood at $1.73 billion, down from $2.53 billion at the same time last year. The net debt-to-capitalization ratio was 16.4% at the end of March 2024, down 760 basis points when compared to the prior year.

At the end of March 2024, with cash and cash equivalents of $1.3 billion, and an undrawn revolving credit facility, the Company had $2.8 billion in readily available liquidity to pursue its Build and Buy profitable growth strategy.

1 Specific items in Q2-F2024 include: $0.1 million in acquisition-related and integration costs and $32.4 million from the cost optimization program, both net of tax.

Financial highlights	Q2-F2024	Q2-F2023	Change

In millions of Canadian dollars except earnings per share and where noted

Revenue	3,740.8	3,715.3	25.5

Year-over-year revenue growth	0.7%	13.7%	(1,300 bps)

Constant currency revenue growth	0.0%	11.4%	(1,140 bps)

Earnings before income taxes	577.4	564.5	12.9

Margin %	15.4%	15.2%	20 bps

Adjusted EBIT	628.5	600.8	27.7

Margin %	16.8%	16.2%	60 bps

Net earnings	426.9	419.4	7.5

Margin %	11.4%	11.3%	10 bps

Net earnings excluding specific items[1]	459.4	435.0	24.4

Margin %	12.3%	11.7%	60 bps

Diluted EPS	1.83	1.76	0.07

Diluted EPS excluding specific items[1]	1.97	1.82	0.15

Weighted average number of outstanding shares (diluted) In millions of shares	233.3	238.5	(5.2)

Net finance costs	7.5	15.4	(7.9)

Long-term debt and lease liabilities[2]	3,028.9	3,852.7	(823.8)

Net debt[3]	1,730.5	2,529.0	(798.5)

Net debt to capitalization ratio[3]	16.4%	24.0%	(760 bps)

Cash provided by operating activities	502.0	469.1	32.9

As a percentage of revenue	13.4%	12.6%	80 bps

Days sales outstanding (DSO) [3]	40	41	(1)

Purchase for cancellation of Class A subordinate voting shares	(260.0)	(400.0)	140.0

Return on invested capital (ROIC) [3]	15.9%	15.6%	30 bps

Bookings	3,754	3,839	(85)

Backlog	26,823	25,241	1,582

To access the financial statements – click here

To access the MD&A – click here

1 Specific items in Q2-F2024 include: $0.1 million in acquisition-related and integration costs and $32.4 million from the cost optimization program, both net of tax; Specific items in Q2-F2023 include: $15.5 million in acquisition-related and integration costs, net of tax.

2 Long-term debt and lease liabilities include both the current and long-term portions of the long-term debt and lease liabilities.

3 Net debt, net debt to capitalization ratio and ROIC are non-GAAP financial measures or ratios. DSO is a key performance measure. See “Non-GAAP and other key performance measures” section of this press release for more information, including quantitative reconciliations to the closest International Financial Reporting Standards (IFRS) measure, as applicable. These are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other companies.

Retirement of Michael E. Roach from CGI’s Board of Directors

After nearly 18 years serving on CGI’s Board of Directors, Michael E. Roach has retired effective March 31, 2024. Since joining CGI in 1998, Michael served in several executive positions culminating in his decade-long tenure as CGI’s President and Chief Executive Officer. “On behalf of the Board of Directors and all our professionals, I would like to thank Mike for his valuable leadership, commitment and remarkable contribution to the success of our company.” said Serge Godin, Founder and Executive Chairman of the Board.

Q2-F2024 results conference call

Management will host a conference call this morning at 9:00 a.m. (EDT) to discuss results. Participants may access the call by dialing +1-800-717-1738 Conference ID: 43710 or via cgi.com/investors. For those unable to participate on the live call, a podcast and copy of the slides will be archived for download at cgi.com/investors. Interested parties may also access a replay of the call by dialing +1-888-660-6264 Passcode: 43710, until June 1, 2024.

About CGI

Founded in 1976, CGI is among the largest independent IT and business consulting services firms in the world. With 90,000 consultants and professionals across the globe, CGI delivers an end-to-end portfolio of capabilities, from strategic IT and business consulting to systems integration, managed IT and business process services and intellectual property solutions. CGI works with clients through a local relationship model complemented by a global delivery network that helps clients digitally transform their organizations and accelerate results. CGI Fiscal 2023 reported revenue is $14.30 billion and CGI shares are listed on the TSX (GIB.A) and the NYSE (GIB). Learn more at cgi.com.

Forward-looking information and statements

This press release contains “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable United States safe harbours. All such forward-looking information and statements are made and disclosed in reliance upon the safe harbour provisions of applicable Canadian and United States securities laws. Forward-looking information and statements include all information and statements regarding CGI’s intentions, plans, expectations, beliefs, objectives, future performance, and strategy, as well as any other information or statements that relate to future events or circumstances and which do not directly and exclusively relate to historical facts. Forward-looking information and statements often but not always use words such as “believe”, “estimate”, “expect”, “intend”, “anticipate”, “foresee”, “plan”, “predict”, “project”, “aim”, “seek”, “strive”, “potential”, “continue”, “target”, “may”, “might”, “could”, “should”, and similar expressions and variations thereof. These information and statements are based on our perception of historic trends, current conditions and expected future developments, as well as other assumptions, both general and specific, that we believe are appropriate in the circumstances. Such information and statements are, however, by their very nature, subject to inherent risks and uncertainties, of which many are beyond the control of CGI, and which give rise to the possibility that actual results could differ materially from our expectations expressed in, or implied by, such forward-looking information or forward-looking statements. These risks and uncertainties include but are not restricted to: risks related to the market such as the level of business activity of our clients, which is affected by economic and political conditions, additional external risks (such as pandemics, armed conflict, climate-related issues and inflation) and our ability to negotiate new contracts; risks related to our industry such as competition and our ability to develop and expand our services to address emerging business demands and technology trends (such as artificial intelligence), to penetrate new markets, and to protect our intellectual property rights; risks related to our business such as risks associated with our growth strategy, including the integration of new operations, financial and operational risks inherent in worldwide operations, foreign exchange risks, income tax laws and other tax programs, the termination, modification, delay or suspension of our contractual agreements, our expectations regarding future revenue resulting from bookings and backlog, our ability to attract and retain qualified employees, to negotiate favourable contractual terms, to deliver our services and to collect receivables, to disclose, manage and implement environmental, social and governance (ESG) initiatives and standards, and to achieve ESG commitments and targets, including without limitation, our commitment to net-zero carbon emissions, as well as the reputational and financial risks attendant to cybersecurity breaches and other incidents, including through the use of artificial intelligence, and financial risks such as liquidity needs and requirements, maintenance of financial ratios, interest rate fluctuations and changes in creditworthiness and credit ratings; as well as other risks identified or incorporated by reference in this press release, in CGI’s annual and quarterly MD&A and in other documents that we make public, including our filings with the Canadian Securities Administrators (on SEDAR+ at www.sedarplus.ca) and the U.S. Securities and Exchange Commission (on EDGAR at www.sec.gov). Unless otherwise stated, the forward-looking information and statements contained in this press release are made as of the date hereof and CGI disclaims any intention or obligation to publicly update or revise any forward-looking information or forwardlooking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. While we believe that our assumptions on which these forward-looking information and forwardlooking statements are based were reasonable as at the date of this press release, readers are cautioned not to place undue reliance on these forward-looking information or statements. Furthermore, readers are reminded that forward-looking information and statements are presented for the sole purpose of assisting investors and others in understanding our objectives, strategic priorities and business outlook as well as our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Further information on the risks that could cause our actual results to differ significantly from our current expectations may be found in the section titled Risk Environment of CGI’s annual and quarterly MD&A, which is incorporated by reference in this cautionary statement. We also caution readers that the above-mentioned risks and the risks disclosed in CGI’s annual and quarterly MD&A and other documents and filings are not the only ones that could affect us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial could also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation.

For more information:

Investors

Kevin Linder

Senior Vice-President, Investor Relations

kevin.linder@cgi.com

+1 905-973-8363

Media

Andrée-Anne Pelletier, APR, PRP

Manager, Global Media and Public Relations

an.pelletier@cgi.com

+1 438-468-9118

Non-GAAP and other key performance measures

Non-GAAP financial measures and ratios used in this press release: Constant currency revenue growth, adjusted EBIT, adjusted EBIT margin, net earnings excluding specific items, net earnings margin excluding specific items, diluted EPS excluding specific items, net debt, net debt to capitalization ratio, and return on invested capital (ROIC). CGI reports its financial results in accordance with IFRS. However, management believes that these non-GAAP measures provide useful information to investors regarding the company’s financial condition and results of operations as they provide additional measures of its performance. These measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers and should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS. Key performance measures used in this press release: cash from operating activities as a percentage of revenue, bookings, book-to-bill ratio, backlog, days sales outstanding (DSO), earnings before income taxes margin, and net earnings margin.

Below are reconciliations to the most comparable IFRS financial measures and ratios, as applicable.

The descriptions of these non-GAAP measures and ratios and other key performance measures can be found on pages 3, 4 and 5 of our Q2-F2024 MD&A which is posted on CGI’s website, and filed with the Canadian Securities Administrators on SEDAR+ at www.sedarplus.ca and the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov.

Reconciliation between constant currency revenue growth and growth

	For the three months ended March 31,				For the six months ended March 31,

	2024		2023	%	2024		2023	%

In thousands of CAD except for percentages

Total CGI revenue	3,740,81	4	3,715,324	0.7%	7,343,78	4	7,165,596	2.5%

Constant currency revenue growth	0.0%				0.7%

Foreign currency impact	0.7%				1.8%

Variation over previous period	0.7%				2.5%

Reconciliation between earnings before income taxes and adjusted EBIT

	For the three months ended March 31,				For the six months ended March 31,
	2024	% of revenue	2023	% of revenue	2024	% of revenue	2023	% of revenue

In thousands of CAD except for percentage

Earnings before income taxes	577,437	15.4%	564,457	15.2%	1,104,572	15.0%	1,081,005	15.1%

Plus the following items:

Acquisition-related and integration costs	145	—%	20,945	0.6%	2,323	—%	40,369	0.6%

Cost optimization program	43,401	1.2%	—	—%	91,063	1.2%	—	—%

Net finance costs	7,472	0.2%	15,366	0.4%	14,730	0.2%	33,507	0.5%

Adjusted EBIT	628,455	16.8%	600,768	16.2%	1,212,688	16.5%	1,154,881	16.1%

Net earnings and Diluted EPS, excluding specific items

	For the three months ended March 31,			For the six months ended March 31,

	2024	2023	Change	2024	2023	Change

In thousands of CAD except for percentages and shares data

Earnings before income taxes	577,437	564,457	2.3%	1,104,572	1,081,005	2.2%

Add back:

Acquisition-related and integration costs	145	20,945	(99.3%)	2,323	40,369	(94.2%)

Cost optimization program	43,401	—	—%	91,063	—	—%

Earnings before income taxes excluding specific items	620,983	585,402	6.1%	1,197,958	1,121,374	6.8%

Income tax expense	150,565	145,042	3.8%	287,904	279,211	3.1%

Effective tax rate	26.1%	25.7%		26.1%	25.8%

Add back:

Tax deduction on acquisition-related and integration costs	31	5,406	(99.4%)	464	8,982	(94.8%)

Impact on effective tax rate	— %	—%		— %	(0.1%)

Tax deduction on cost optimization program	10,986	—	—%	22,956	—	—%

Impact on effective tax rate	(0.1%)	—%		(0.1%)	—%

Income tax expense excluding specific items	161,582	150,448	7.4%	311,324	288,193	8.0%

Effective tax rate excluding specific items	26.0%	25.7%		26.0%	25.7%

Net earnings excluding specific items	459,401	434,954	5.6%	886,634	833,181	6.4%

Net earnings margin excluding specific items	12.3%	11.7%		12.1%	11.6%

Weighted average number of shares outstanding

Class A subordinate voting shares and Class B shares (multiple voting) (basic)	229,602,790	235,042,445	(2.3%)	229,952,633	235,590,459	(2.4%)

Class A subordinate voting shares and Class B shares (multiple voting) (diluted)	233,264,256	238,504,523	(2.2%)	233,612,683	238,998,951	(2.3%)

Earnings per share excluding specific items (in dollars)

Basic	2.00	1.85	8.1%	3.86	3.54	9.0%

Diluted	1.97	1.82	8.2%	3.80	3.49	8.9%

Reconciliation between long-term debt and lease liabilities and net debt

As at March 31,	2024	2023

In thousands of CAD except for percentages

Reconciliation between long-term debt and lease liabilities[1] and net debt:

Long-term debt and lease liabilities[1]	3,028,869	3,852,717

Minus the following items:

Cash and cash equivalents	1,266,854	1,280,800

Short-term investments	6,143	4,737

Long-term investments	19,390	18,114

Fair value of foreign currency derivative financial instruments related to debt	5,946	20,110

Net debt	1,730,536	2,528,956

Net debt to capitalization ratio	16.4%	24.0%

Return on invested capital	15.9%	15.6%

Days sales outstanding	40	41

1 As at March 31, 2024, long-term debt and lease liabilities were $2,417.2 million ($3,170.3 million as at March 31, 2023) and $611.7 million ($682.4 million as at March 31, 2023), respectively, including their current portions.